Organigram Provides Expansion Update as Phase 4 Construction Begins

Fully completed Phase 1, 2 and 3 cultivation facilities at Moncton campus bring target dried flower equivalent production to 36,000 kg/annum

MONCTON, NB, July 23, 2018 /CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQB: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is in the final stages of planting the remaining three of the sixteen three-tier Phase 3 cultivation rooms which have been licensed by Health Canada. In total, the Company’s Phase 3 expansion has increased Organigram’s target dried flower equivalent production capacity from an estimated 22,000 kg/annum (Phases 1 and 2) to 36,000 kg/annum (Phases 1, 2 and 3).

Staggered harvests from Phase 3 are expected to begin in late August. The licensing of Phase 3 does not require a new sales license as this expansion is part of the existing Moncton facility. The additional capacity will help ensure product is available for sale when the adult recreational market launches.

In addition, Organigram has received licensing on a second harvest room which allows the Company to automate its harvesting process. The Company has also received licensing on new automated potting and waste shredding rooms.

“We are pleased to successfully complete our latest expansion project on time and on budget to meet the needs of the existing domestic and international medical market as well as the launch of the recreational adult-use market in Canada on October 17, 2018,” said Greg Engel, CEO, Organigram. “As a high-quality, indoor producer we are well positioned to deliver a consistent product across multiple SKUs and in meaningful volumes to wholesalers and retailers across Canada.”

Phase 4 Expansion and Operations Update

The Company also recently broke ground on its Phase 4 expansion project which will be completed over three different, but concurrently constructed, stages in 2018 and 2019. Phase 4a (31 grow rooms) will come online in April of 2019, increasing the Company’s target production capacity to 62,000 kg/yr. Phase 4b (32 grow rooms) is expected to be ready by August of 2019, increasing the target production capacity to 89,000 kg/yr.

Construction for Phase 4c (28 grow rooms), which will bring target production capacity up to 113,000 kg/yr., is scheduled to begin in January 2019. The rooms will be available to Organigram by October of 2019.

The estimated cost of constructing Phases 4a and 4b (including all supporting mechanical rooms) is approximately $70 million. The estimated cost of Phase 4c is $40 million. Included in the cost of the Phase 4a and 4b budget is a $4 million dedicated substation with peak power capacity of 40 megawatts.

Organigram has sufficient cash on hand to fund all three stages of Phase 4 expansion and expects to be cash flow positive from operations at the outset of the launch of the adult recreational market launch.

The Company is also in the process of commissioning automated dried flower and oil packing and labelling lines. Organigram anticipates delivery of a bespoke automated pre-roll machine as well as a fully-integrated packaging and labeling line for pre-rolls in August, well in advance of providing initial shipments for the adult recreational market launch.

Future Expansion of Moncton Campus

In addition to the expansion of the Organigram facility, the Company’s Moncton campus continues to grow. On July 13, 2018, the Company completed the purchase of approximately 9.1 acres located across the road from its current production facility for $640,000.

The Company also will have at its disposal approximately 58,000 sq ft of interior space that it already owns and is currently leasing to a third-party from Q1-2019 onwards once the tenant relocates.

The aforementioned real estate can be used in the future for purposes which may include an edibles facility or further production expansion depending on the Company’s strategic review of market conditions.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Paolo De Luca	Dylan Rogers
Organigram Holdings Inc.	Organigram Holdings Inc.
Chief Financial Officer	Investor Relations Analyst
paolo.deluca@organigram.ca	drogers@organigram.ca
(416) 661-0947	(506) 232-0121